Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

November 23, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	Merida Merger Corp. I
Form 10-K/A for the year ended December 31, 2020
File No.: 001-39119

Ladies and Gentlemen:

On behalf of Merida Merger Corp. I (the “Company”), we respond as follows to the Staff’s comment letter, dated November 19, 2021, relating to the above-captioned Amended Annual Report on Form 10-K. Captions and page references herein correspond to those set forth in the amended filing of the Annual Report.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Form 10-K/A for the year ended December 31, 2020

General

1.	We note the disclosure in your September 30, 2021 Form 10-Q, that you concluded all redeemable shares issued during your IPO should have been classified as temporary equity and that the change in classification was material to previously presented financial statements. As you concluded that this is a material restatement, please file an Item 4.02 Form 8-K disclosing this information and stating that prior period financial statements should not be relied upon. Also, amend your Form 10-K/A to reflect this restatement, including all disclosures required by ASC 250-10-45-23 and 250-10-50-7.

The Company has filed the requested Current Report on Form 8-K and amended the Form 10-K/A as requested.

Securities and Exchange Commission

November 23, 2021

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc:	Mr. Peter Lee